EXHIBIT 99.1

POWER EFFICIENCY ANNOUNCES THIRD QUARTER 2010 RESULTS

Quarterly and Year to Date Revenues More than Double Prior Year

November 15, 2010 – Las Vegas, NV – Power Efficiency Corporation (OTCBB: PEFF.OB), a clean tech company focused on energy efficiency technologies for electric motors, reported financial and operating results today for the three months ended September 30, 2010.

Total revenues for the nine months ended September 30, 2010 were $416,393, an increase of $230,818 or 124% over the nine months ended September 30, 2009.  Revenues for the third quarter totaled $180,787, an increase of $117,657 or 186% over the same quarter in the prior year.  The Company recorded gross margin of $114,638, or 28% for the nine months ended September 30, 2010, and $80,054 or 44% for the quarter.  Net loss for the nine months, including $212,619 in non-cash expenses related to stock based compensation, $818,542 in non-cash interest expense related to the amortization of a debt discount, and $828,827 in non-cash gain on the change in fair value of certain outstanding warrants, was $2,508,925.  Net loss for the third quarter, including $77,646 in non-cash expenses related to stock based compensation and $4,745 in non-cash gain on the change in fair value of certain outstanding warrants, was $794,832.

Steven Strasser, Chairman and CEO of Power Efficiency, stated, “We continue to be quite pleased with our steep sales trajectory, as revenues nearly tripled in the third quarter over the prior year thanks in large part to our growing international sales base.  Given our increasing traction in the vertical transportation market, our negative cash flow run rate is improving within expectations, more than offsetting increased operating expenses as we continue to invest in the future of the business.”

Mr. Strasser further commented, “Orders for our digital products continue to increase as we execute against our current OEM agreements.  We have recently received orders from, and begun deliveries to, two major airports, a large urban mixed-use commercial complex and a large coal mine.  Several key new retrofit projects are now on our plate.  We are shipping a growing number of trial units to high-profile potential commercial and industrial customers and distributors, and look forward to converting these to firm orders.”

During the third quarter, the Company completed a $5.22 million financing, including the conversion of debt into equity, providing working capital to support its growth plan.  In August, Power Efficiency signed an agreement with industry leader Schindler Elevator Corporation to supply the Company’s Motor Efficiency Controller (MEC) for use on escalators built for the North American market.  Schindler will sell MECs under the private label “Energy Efficiency Manager”.  In September, the Company announced the election of Raphael “Robbie” Diamond to its board of directors.  Mr. Diamond is the founder, President and CEO of Securing America's Future Energy (SAFE), and President and CEO of the Electrification Coalition.

About Power Efficiency Corporation

Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The Company has developed a patented and patent-pending technology platform, called E-Save Technology, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motors, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology can be licensed to motors, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology, include an industrial Motor Efficiency Controller for three phase applications, such as escalators, crushers, granulators, mixers, saws and MG elevators, as well as a new Appliance Motor Efficiency Controller for small single phase applications such as residential and light commercial appliances. For more information, go to www.powerefficiency.com.

Safe Harbor

As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company’s products in the market; the Company’s success in technology and product development; the Company’s ability to execute its business model and strategic plans; and all the risks and related information described from time to time in the Company’s SEC filings, including the financial statements and related information contained in the Company’s SEC filing. Power Efficiency assumes no obligation to update the information in this release.

Contact:
Power Efficiency Corporation
BJ Lackland, CFO
Tel: 702-697-0377